EXHIBIT 11

CALCULATION OF EARNINGS PER SHARE DATA<F1>
($ in thousands, except per share data)

Fiscal year ended December 31,          1994            1993            1992
Net income (loss)                       (3,889)         (6,422)         (4,844)
Preferred stock dividends                 (469)            (70)            (70)
Total                                   (4,358)         (6,492)         (4,914)

Average shares outstanding              2,012,514       1,567,209       658,985
Earnings per share (Primary)            (2.17)          (4.14)          (7.46)

<F1> The per share data and the outstanding shares of Common Stock have been adjusted to reflect the one-for-five reverse stock split, which was effective July 25, 1994.